July 19, 2021
Robinhood Markets, Inc.
Amendment No. 1 to Registration Statement on Form S-1
File No. 333-257602
Dear Mr. McWilliams, Ms. Berkheimer, Mr. Thomas and Mr. West:
Robinhood Markets, Inc. (the “Company”) has filed today, via EDGAR, this letter and Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”) with the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”). This letter and the Revised Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated July 17, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement filed on July 1, 2021 (the “Registration Statement”).
Amended Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in the Revised Registration Statement. All references to page numbers in these responses are to pages of the Revised Registration Statement.

General
1.We note your response to comment 1 in our letter dated June 11, 2021. In the response, you indicate that the market maker is your customer and you are acting as an agent between the user and the market maker for execution of equities, options, and cryptocurrency transactions. Please revise your registration statement and the related notes to your financial statements to clarify that execution, in the context of the aforementioned transactions between users and market makers, represents legally binding agreements to transfer securities and cryptocurrencies from the seller to the user in exchange for money from the user to the seller, and vice versa.
Response: In response to the Staff’s comment, the Company has revised the disclosure in the Revised Registration Statement and the related notes to the Company’s financial statements on pages F-8 and F-47.
Risk Factors
We have been subject to regulatory investigations..., page 46

2.We note your disclosure on page 197 that the Massachusetts Securities Division’s April 15, 2021 proposed amended complaint seeks revocation of RHF’s broker dealer license to operate in Massachusetts. Please revise your risk factor disclosure to include this information. In addition, please revise your risk factor and legal proceedings disclosure on page 197 to specifically describe the risks and consequences related to the possible revocation of RHF’s broker dealer license in Massachusetts, including how such revocation could impact the status of RHF’s broker dealer license in other states. Please also describe in these two sections the status of the settlement discussions disclosed in Note 14 to your December 31, 2020 Consolidated Financial Statements.
Response: In response to the Staff’s comment, the Company has revised the disclosure in the Revised Registration Statement on pages 51-52 and 207.

Underwriting (Conflicts of Interest)
Price Stabilization, Short Positions and Penalty Bids, page 273

3.You state that the underwriters have an option to purchase additional Class A shares. Please clarify whether you intend this underwriters’ option to operate differently from overallotment or “Green Shoe” options customarily found in firm commitment underwritten equity offerings. To the extent the underwriters’ option has a different or additional purpose than a customary overallotment option, please provide a detailed legal analysis as to application of Regulation M to the exercise of the underwriters’ option, particularly in terms of its impact on the completion of the underwriters’ participation in the distribution.
Response: In response to the Staff’s comment, the Company has revised the disclosure in the Revised Registration Statement, including on the prospectus cover and on pages 15 and 278 of the Revised Registration Statement, to clarify that the underwriters’ option to purchase additional shares of Class A common stock will be used solely to cover over-allotments.

Should you have any questions or comments with respect to the Revised Registration Statement or this response letter, please contact D. Scott Bennett at 212-474-1132.

Sincerely,
/s/ D. Scott Bennett
D. Scott Bennett

J. Nolan McWilliams
Sandra Hunter Berkheimer
Marc Thomas
Hugh West
Division of Corporate Finance
Office of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copies to:
Daniel Gallagher, Chief Legal Officer

Brandon Webb, Corporate Controller Christina Y. Lai, Vice President, Deputy General Counsel and Corporate Secretary
Weilyn Wood, Associate General Counsel
Robinhood Markets, Inc.
85 Willow Road
Menlo Park, California 94025
VIA EMAIL